UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Increase of 8.7% for the Month of April

GUADALAJARA, Mexico, May 06, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of April 2019, compared to traffic figures for April 2018.

During April 2019, total terminal passengers increased by 8.7% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 7.8%, while international passenger traffic increased by 9.9%.

Domestic Terminal Passengers (in thousands):

Airport	Apr-18	Apr-19	Change	Jan-Apr 18	Jan-Apr 19	Change
Guadalajara	857.0	863.2	0.7%	3,224.6	3,283.6	1.8%
Tijuana*	463.2	507.3	9.5%	1,777.6	1,868.5	5.1%
Puerto Vallarta	135.3	151.1	11.7%	473.6	502.8	6.2%
Los Cabos	137.5	162.0	17.8%	522.8	556.7	6.5%
Montego Bay	0.8	0.8	6.9%	2.7	2.6	-1.4%
Guanajuato	132.9	170.4	28.2%	482.2	632.3	31.1%
Hermosillo	144.6	155.9	7.8%	545.9	540.9	-0.9%
Mexicali	93.0	101.1	8.8%	357.5	367.1	2.7%
La Paz	75.7	85.3	12.7%	285.9	295.4	3.3%
Morelia	27.0	36.4	35.1%	115.4	146.6	27.1%
Aguascalientes	62.8	55.3	-12.0%	215.6	198.2	-8.1%
Los Mochis	28.4	37.9	33.5%	111.2	121.6	9.4%
Manzanillo	7.9	8.4	5.8%	31.0	32.2	3.9%
Total	2,166.0	2,335.1	7.8%	8,146.0	8,548.7	4.9%

International Terminal Passengers (in thousands):

Airport	Apr-18	Apr-19	Change	Jan-Apr 18	Jan-Apr 19	Change
Guadalajara	308.7	339.6	10.0%	1,291.0	1,327.7	2.8%
Tijuana*	171.2	238.7	39.4%	700.6	896.8	28.0%
Puerto Vallarta	303.3	309.8	2.1%	1,521.9	1,566.8	2.9%
Los Cabos	334.9	345.8	3.3%	1,350.5	1,402.0	3.8%
Montego Bay	388.9	423.9	9.0%	1,583.1	1,760.1	11.2%
Guanajuato	54.0	57.7	6.8%	234.6	229.0	-2.4%
Hermosillo	5.5	5.6	0.8%	23.8	22.7	-4.8%
Mexicali	0.4	0.6	30.2%	1.8	2.0	14.2%
La Paz	1.1	1.1	-4.5%	4.0	4.6	16.6%
Morelia	28.0	33.6	19.7%	118.6	134.8	13.7%
Aguascalientes	16.8	16.9	0.3%	59.0	61.4	4.1%
Los Mochis	0.5	0.6	19.1%	2.1	2.2	5.2%
Manzanillo	7.6	8.3	8.5%	48.7	45.4	-6.8%
Total	1,621.1	1,782.0	9.9%	6,939.6	7,455.6	7.4%

Total Terminal Passengers (in thousands):

Airport	Apr-18	Apr-19	Change	Jan-Apr 18	Jan-Apr 19	Change
Guadalajara	1,165.7	1,202.8	3.2%	4,515.7	4,611.3	2.1%
Tijuana*	634.4	746.0	17.6%	2,478.1	2,765.3	11.6%
Puerto Vallarta	438.6	460.9	5.1%	1,995.5	2,069.6	3.7%
Los Cabos	472.4	507.8	7.5%	1,873.4	1,958.7	4.6%
Montego Bay	389.7	424.7	9.0%	1,585.7	1,762.7	11.2%
Guanajuato	186.9	228.1	22.0%	716.8	861.3	20.2%
Hermosillo	150.1	161.5	7.6%	569.7	563.6	-1.1%
Mexicali	93.4	101.7	8.9%	359.3	369.2	2.7%
La Paz	76.8	86.4	12.4%	289.9	300.0	3.5%
Morelia	55.0	70.0	27.2%	233.9	281.5	20.3%
Aguascalientes	79.6	72.2	-9.4%	274.6	259.6	-5.5%
Los Mochis	28.8	38.4	33.2%	113.3	123.9	9.3%
Manzanillo	15.5	16.6	7.1%	79.7	77.7	-2.6%
Total	3,787.1	4,117.1	8.7%	15,085.6	16,004.3	6.1%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

	Apr-18	Apr-19	Change	Jan-Apr 18	Jan-Apr 19	Change
CBX Users	164.2	234.8	43.0%	674.1	882.1	30.8%

Highlights for the Period:

  Seats and Load Factors:  In April 2019, GAP registered a 7.3% increase in the number of seats available compared to April 2018; while load factors for the month increased by 110 basis points, from 82.9% in April 2018 to 84.0% in April 2019.

  New Routes:
    Guadalajara to Los Mochis: TAR
    Los Mochis to Monterrey: VivaAerobus

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. Subject to certain conditions precedent, GAP expects to take control of the operation of the Kingston airport in the last quarter of 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer
svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager
asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations
gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications
mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: May 6, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer